UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CytoMed Therapeutics Limited

Ordinary Shares, of no par value per share

Y1R80M106

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Y1R80M106

1	Names of Reporting Persons
Choo Chee Kong
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization:
Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power :
3,157,497 Ordinary Shares (1) (2) (3)
	6	Shared Voting Power :
-0-
	7	Sole Dispositive Power :
3,157,497 Ordinary Shares (1) (2) (3)
	8	Shared Dispositive Power :
-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,157,497 Ordinary Shares (1) (2) (3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9): 27.36% (4)
12	Type of Reporting Person (See Instructions): IN

(1)

Consists of 2,559,482 Ordinary Shares held by Glorious Finance Limited (“Glorious Finance”). Mr. Choo Chee Kong owns 55.0% of shares in Glorious Finance. Mr. Choo Chee Kong is deemed to beneficially own 55.0% of the 4,653,604 Ordinary Shares held by Glorious Finance. Mr. Choo Chee Kong disclaims beneficial ownership of the remaining shares held by Glorious Finance to the extent that he does not have an economic interest therein. The aforementioned Ordinary Shares were issued in exchange for capital contributions to the Issuer.

(2)

Consists of 410,515 Ordinary Shares held by EP Capital Inc. (“EP Capital”). Mr. Choo Chee Kong is deemed to beneficially own the 410,515 Ordinary Shares held by EP Capital. The aforementioned Ordinary Shares were contributed to EP Capital by Glorious Finance, Wang Shu and Zeng Jieming, each a founding shareholder of the Issuer and each of whom acquired their respective Ordinary Shares in exchange for capital contributions to the Issuer.

(3)	Consists of 187,500 Ordinary Shares held directly by Mr. Choo Chee Kong. The aforementioned Ordinary Shares were acquired by Mr. Choo Chee Kong with personal funds.
(4)	Based on 11,540,000 Ordinary Shares of CytoMed Therapeutics Limited (the “Company”) outstanding as of February 14, 2024.

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SCHEDULE 13G

CUSIP No.	Y1R80M106

1	Names of Reporting Persons
Glorious Finance Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization:
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power :
4,653,604 Ordinary Shares
	6	Shared Voting Power :
-0-
	7	Sole Dispositive Power :
4,653,604 Ordinary Shares
	8	Shared Dispositive Power :
-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,653,604 Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9): 40.3% (1)
12	Type of Reporting Person (See Instructions): C)

(4)	Based on 11,540,000 Ordinary Shares of the Company outstanding as of February 14, 2024.

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Item 1.

(a)	Name of Issuer: CytoMed Therapeutics Limited

(b)	Address of Issuer’s Principal Executive Offices: 1 Commonwealth Lane #08-22, Singapore 149544

Item 2.

(a)	Name of Person Filing: Choo Chee Kong Glorious Finance Ltd.

(b)

Address of Principal Business Office or, if None, Residence:

Choo Chee Kong: CytoMed Therapeutics Limited, 1 Commonwealth Lane #08-22, Singapore 149544

Glorious Finance Ltd.: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110 British Virgin Islands

(c)	Citizenship/Place of Organisation: Choo Chee Kong: Singapore Glorious Finance Ltd.: British Virgin Islands

(d)	Title and Class of Securities: Ordinary Shares, no par value per share

(e)	CUSIP No.: Y1R80M106

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of February 14, 2024:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

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Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not Applicable.

Item 8.	Identification and classification of members of the group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.

Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Choo Chee Kong

/s/ Choo Chee Kong
Choo Chee Kong
Director and Chairman

GLORIOUS FINANCE LIMITED

/s/ Choo Chee Kong
Choo Chee Kong
Director and Shareholder

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